October 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik – Legal
Mary Beth Breslin – Legal
Franklin Wyman – Accounting
Angela Connell – Accounting

Re:	LogicBio Therapeutics, Inc.
Registration Statement on Form S-1
Registration No. 333-227523

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LogicBio Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 18, 2018, or as soon as possible thereafter. The Company hereby authorizes Marc A. Rubenstein and Michael S. Pilo of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Marc A. Rubenstein of Ropes & Gray LLP, counsel to the Company, at (617) 951-7826 as soon as the registration statement has been declared effective.

Very truly yours, LOGICBIO THERAPEUTICS, INC.

By:	/s/ Frederic Chereau
Name:	Frederic Chereau
Title:	President and Chief Executive Officer